FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1     Name and Address of Company

Tahoe Resources Inc. (“Tahoe”)
5310 Kietzke Lane, Suite 200
Reno, Nevada
89511

Item 2     Date of Material Change

February 9, 2015.

Item 3     News Release

A press release was disseminated on February 9, 2015 via Marketwired and subsequently filed on SEDAR.

Item 4     Summary of Material Change

On February 9, 2015, Tahoe and Rio Alto Mining Limited (“Rio Alto”) entered into a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which, subject to the approval of the shareholders of each of Rio Alto and Tahoe, the approval of the Alberta Court of Queen’s Bench to a final order and the satisfaction or waiver of other closing conditions customary in transactions of this nature, Rio Alto and Tahoe will combine by way of a plan of arrangement completed under the Business Corporation Act (Alberta) (the “ABCA”).

Under the terms of the Arrangement Agreement, all of the issued and outstanding common shares of Rio Alto (other than those held by dissenting Rio Alto shareholders, if any) will be exchanged on the basis of 0.227 of a Tahoe common share and $0.001 in cash per Rio Alto common share (the “Transaction”).

Item 5     Full Description of Material Change

On February 9, 2015, Rio Alto and Tahoe entered into the Arrangement Agreement pursuant to which, subject to the approval of the shareholders of each of Rio Alto and Tahoe, the approval of the Alberta Court of Queen’s Bench to a final order and the satisfaction or waiver of other closing conditions customary in transactions of this nature, Rio Alto and Tahoe will combine by way of a plan of arrangement completed under the ABCA.

Under the terms of the Arrangement Agreement, all of the issued and outstanding common shares of Rio Alto (other than those held by dissenting Rio Alto shareholders, if any) will be exchanged on the basis of 0.227 of a Tahoe common share and $0.001 in cash per Rio Alto common share. Upon completion of the Transaction, existing Tahoe and Rio Alto shareholders will own approximately 65% and 35% of the combined company, respectively.

Based on the closing price of Tahoe’s common shares on the Toronto Stock Exchange (“TSX”) of $17.64 on February 6, 2015, the offer implies consideration of $4.00 per Rio Alto common share which represents a premium of 22.1% to the closing price of Rio Alto common shares of $3.28 on the TSX as of February 6, 2015 and a premium of 20.3% based on the volume weighted average prices of each respective company on the TSX for the 20-day period ending on February 6, 2015.

The Transaction will be effected by way of a Plan of Arrangement completed under the ABCA. The Transaction will require approval by at least 66 2/3% of the votes cast by the shareholders of Rio Alto at a special meeting of Rio Alto shareholders. As the Transaction is expected to be a “business combination” for the purposes of Multilateral Instrument 61-101, it is expected that the Transaction will also be subject to approval by a “majority of the minority” of the votes cast by shareholders of Rio Alto, which would exclude any votes cast by certain related parties of Rio Alto. It is presently anticipated that the votes that would be excluded in such a vote would be those cast by Alex Black, President and Chief Executive Officer of Rio Alto, representing approximately 1.47% of the outstanding, Rio Alto common shares. Officers and directors of Rio Alto, representing 2.96% of the Rio Alto common shares, have entered into voting support agreements, pursuant to which they have agreed to vote their Rio Alto common shares held in favor of the Transaction. The issuance of the Tahoe shares as consideration in the Transaction is also subject to obtaining approval of a simple majority of votes cast by the shareholders of Tahoe at a special meeting of Tahoe shareholders or in writing in the form of written Tahoe shareholder consent in accordance with the policies of the TSX. Goldcorp Inc., which holds approximately 39% of the outstanding Tahoe common shares, has entered into an agreement to vote in favor of the issuance of the Tahoe shares pursuant to the Transaction. In addition, officers and directors of Tahoe, representing 3.5% of the Tahoe common shares, have entered into voting support agreements, pursuant to which they have agreed to vote their Tahoe common shares in favor of the Transaction.

The Arrangement Agreement includes customary terms, representations and warranties, covenants and conditions, including customary deal protection provisions including, among other things, “fiduciary out” provisions that entitle Rio Alto to consider and accept a “superior proposal” and a right in favour of Tahoe to match any superior proposal, as such term is defined in the Arrangement Agreement. The Arrangement Agreement provides for the payment by Rio Alto of a termination fee of $57.6 million to Tahoe and reimburse Tahoe its costs up to a maximum amount of $2,500,000 immediately in certain circumstances if the Transaction is not completed.

Both companies’ Boards of Directors have determined that the business combination is in the best interests of their respective shareholders based on a number of factors, including fairness opinions received from their respective financial advisors. Each company’s Board of Directors approved the terms of the proposed Transaction and recommends that their respective shareholders vote in favor of the business combination. Scotiabank has provided a fairness opinion to a special committee of independent directors (Independent Committee) of Rio Alto. GMP Securities L.P. has provided a fairness opinion to the Board of Directors of Rio Alto and BMO Capital Markets and Raymond James Inc. have provided fairness opinions to the Board of Directors of Tahoe.

Upon completion of the Transaction, the proposed board of directors of the combined company will be comprised of the following nine directors, with six directors from Tahoe and three directors nominated by Rio Alto:

C. Kevin McCarthur	Executive Chairman
Alex Black	Director (Nominee)
Tanya Jakusconek	Director
A. Dan Rovig	Director
Paul B. Sweeney	Director
James S. Voorhees	Director
Drago Kisic Wagner	Director (Nominee)
Kenneth F. Williamson	Director
Dr. Klaus Zeitler	Director (Nominee)

In respect of the management of the combined company, Kevin McArthur, current Vice Chair and Chief Executive Officer of Tahoe, will act as the Executive Chairman of the board of directors and Alex Black, the current President and Chief Executive Office of Rio Alto, will become the new Chief Executive Officer of the combined company upon completion of the Transaction. Ron Clayton will remain President and Chief Operating Officer of the combined company and the senior management team will consist of the following:

Mark Sadler	VP and Chief Financial Officer
Eduardo Loret de Mola	Chief Operating Officer - Peru Operations
Tim Williams	VP Operations
Brian Brodsky	VP Exploration
Edie Hofmeister	VP Corporate Affairs

Meeting materials relating to the Transaction are expected to be mailed to the shareholders of Rio Alto and Tahoe in respect of special meetings of their respective shareholders to take place on March 30, 2015, subject to any adjournment or postponement in accordance with the terms of the Arrangement Agreement. Provided the required shareholder, court and regulatory approvals are obtained and all other closing conditions are satisfied or waived, the Transaction is expected to be completed on or about April 1, 2015.

A copy of the Arrangement Agreement is available under the SEDAR profile of both Rio Alto and Tahoe at www.sedar.com. All dollar amounts are in Canadian dollars.

Item 6     Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

C. Kevin McArthur
Vice Chair and Chief Executive Officer
Telephone: (775) 825-8574

Item 9 Date of Report

February 18, 2015

Forward-Looking Statements

This material change report contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). The use of any of the words “expect”, “potential”, “target”, “anticipate”, “continue”, “estimate”, “objective”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this material change report contains forward-looking statements and information concerning: the anticipated benefits of the Transaction to Tahoe, Rio Alto and their respective shareholders; the timing and anticipated receipt of required regulatory, court, and shareholder approvals for the Transaction; the ability of Tahoe and Rio Alto to satisfy the other conditions to, and to complete, the Transaction; the anticipated timing of the mailing of the information circular regarding the Transaction, the closing of the Transaction, and the composition of the management team.

In respect of the forward-looking statements and information concerning the anticipated completion of the proposed Transaction and the anticipated timing for completion of the Transaction, Tahoe and Rio Alto have provided them in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail shareholder meeting materials, including the required management information circular; the ability of the parties to receive, in a timely manner, the necessary regulatory, court, shareholder and other third party approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction. These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary shareholder, regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Transaction. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this material change report concerning these times.

Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties, many of which are beyond Tahoe and/or Rio Alto’s control. These include, but are not limited to, the risk that the Transaction may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; the failure to obtain the necessary shareholder, Court, regulatory and other third party approvals required in order to proceed with the Transaction; the synergies expected from the Transaction not being realized; business integration risks; operational risks in development, exploration and production for precious metals including but not limited to results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, civil unrest; the timing and possible outcome of pending litigation; delays or changes in plans with respect to exploration or development projects or capital expenditures; cost overruns or unanticipated costs and expenses; the uncertainty of reserve and resource estimates; uncertainties inherent to feasibility and other economic studies; health, safety and environmental risks; gold price and other commodity price and exchange rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; ability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to mining regulations, tax laws, royalties and environmental regulations; and risks inherent to operating in developing countries. In addition, the failure of a party to comply with the terms of the Arrangement Agreement may result in that party being required to pay a non-completion or other fee to the other party, the result of which could have a material adverse effect on the paying party’s financial position and results of operations and its ability to fund growth prospects and current operations.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other risks and factors that could affect the operations or financial results of Tahoe and Rio Alto are included in reports on file with applicable securities regulatory authorities, including but not limited to, Tahoe’s Annual Information Form dated March 12, 2014 for the fiscal year ended December 31, 2013 which may be accessed on Tahoe’s SEDAR profile at www.sedar.com and Rio Alto’s Annual Information Form dated March 28, 2014 for the fiscal year ended December 31, 2013 which may be accessed on Rio Alto’s SEDAR profile at www.sedar.com.

Management has included the above summary of assumptions and risks related to forward looking information provided in this material change report in order to provide shareholders with a more complete perspective on the proposed transaction and such information may not be appropriate for other purposes. Actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward looking statements will transpire or occur, or if any of them do so, what benefits may be derived there from. Accordingly, readers should not place undue reliance on this information.

The forward-looking statements and information contained in this material change report are made as of the date hereof and neither Tahoe nor Rio Alto undertakes any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or results or otherwise, other than as required by applicable securities laws.